FORM 18-K
For Foreign Governments and Political Subdivisions Thereof
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
ANNUAL REPORT
of
THE REPUBLIC OF ITALY
(Name of Registrant)
Date of end of last fiscal year: December 31, 2006
SECURITIES REGISTERED*
(As of close of the fiscal year)

Title of Issues	Amounts as to which registration is effective	Names of exchanges on which registered

N/A*	N/A	N/A
Name and address of Authorized Agent of the Registrant in the United States to receive notices and communications from the Securities and Exchange Commission:
THE HONORABLE GIOVANNI CASTELLANETA
Italian Ambassador to the United States
3000 Whitehaven Street, N.W.
Washington, D.C. 20008
It is requested that copies of notices and communications from the Securities and Exchange
Commission be sent to:
RICHARD A. ELY, ESQ
Skadden, Arps, Slate, Meagher & Flom (UK) LLP
40 Bank Street,
Canary Wharf
London E14 5DS
England

•	The Republic of Italy files Annual Reports on Form 18-K voluntarily in order for The Republic of Italy to incorporate such Annual Reports into its shelf registration statements.

EXHIBITS
SIGNATURE
EXHIBIT INDEX
EX-99.C
EX-99.D

1.	In respect of each issue of securities of the registrant registered, a brief statement as to:
(a)	The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

There have been no such modifications.

(b)	The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

There has been no such law, decree or administrative action.

(c)	The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

There has been no such failure.
2.	A statement as of the close of the last fiscal year of the registrant giving the total outstanding of:
(a)	Internal funded debt of the registrant. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in foreign currency it should not be included under this paragraph (a), but under paragraph (b) of this item.)

See “Tables and Supplementary Information,” page 93 of Exhibit (d), which is hereby incorporated by reference herein.

(b)	External funded debt of the registrant. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)
See “Tables and Supplementary Information,” pages 93 to 97 of Exhibit (d), which is hereby incorporated by reference herein.
3.	A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.
See “Tables and Supplementary Information,” pages 93 to 97 of Exhibit (d), which is hereby incorporated by reference herein.
4.
(a)	As to each issue of securities of the registrant which is registered, there should be furnished a break-down of the total amount outstanding, as shown in Item 3, into the following:
(1)	Total amount held by or for the account of the registrant.

(2)	Total estimated amount held by nationals of the registrant (or if registrant is other than a national government by the nationals of its national government); this estimate needs be furnished only if it is practicable to do so.

(3)	Total amount otherwise outstanding.

Not applicable. The Republic of Italy files Annual Reports on Form 18-K voluntarily in order to incorporate such Annual Reports into its shelf registration statements.
(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the registrant to reacquire such securities.
Not applicable.
5.	A statement as of the close of the last fiscal year giving the estimated total of:
(a)	Internal floating indebtedness of the registrant. (Total to be stated in the currency of the registrant.)

See “Tables and Supplementary Information,” page 93 of Exhibit (d), which is hereby incorporated by reference herein.

(b)	External floating indebtedness of the registrant. (Total to be stated in the respective currencies in which payable.)

See “Tables and Supplementary Information,” pages 93 to 97 of Exhibit (d), which is hereby incorporated by reference herein.
6.	Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.
See “Public Finance — Measures of Fiscal Balance,” “— The Council Recommendation to Italy Relating to its Excessive Government Deficit” “— The 2007 Stability and Growth Program,” “— The 2008-2011 Program Document,” “— Revenues and Expenditures,” “— Expenditures,” “— Revenues,” “— Government Enterprises,” “— Privatization Program” and “— Government Real Estate Disposal Program” pages 64 to 84 of Exhibit (d), which are hereby incorporated by reference herein.
7.
(a)	If any foreign exchange control, not previously reported, has been established by the registrant, briefly describe such foreign exchange control.

No foreign exchange control not previously reported was established by the registrant during 2006.
(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect on any such action, not previously reported.
No foreign exchange control previously reported was discontinued or materially modified by the registrant during 2006.
8.	Brief statements as of a date reasonably close to the date of the filing of this report, (indicating such date) in respect of the note issue and gold reserves of the central bank of issue of the registrant, and of any further gold stocks held by the registrant.
See “The External Sector of the Economy — Reserves and Exchange Rates,” pages 62 to 63 of Exhibit (d), which is hereby incorporated by reference herein.
9.	Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. The statement should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in items of value and of weight or quantity; if statistics have been established in terms of value, such will suffice.
See “The External Sector of the Economy — Foreign Trade,” “— Geographic Distribution of Trade,” “— Balance of Payments — Current Account” and “Capital Account” pages 52 to 59 of Exhibit (d), which are hereby incorporated by reference herein.
10.	The balances of international payments of the registrant for each year ended since the close of the latest year for which such information was previously reported. The statements of such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations.” (These statements need to be furnished only if the registrant has published balances of international payments.)
See “The External Sector of the Economy — Balance of Payments,” page 57 of Exhibit (d), which is hereby incorporated by reference herein.
EXHIBITS
The following exhibits should be filed as part of the annual report:
(a)	Copies of any amendments or modifications, other than such have been previously filed, to all exhibits previously filed other than annual budgets. If such amendments or modifications are not in the English language, there should be furnished in addition a translation into English if the original exhibit was translated into English.
None.

(b)	A copy of any law, decree, or administrative document outlined in answer to Item 1(b). If such law, decree or document is not in the English language, there should be furnished in addition thereto a translation thereof into English.
None.
(c)	A copy of the latest annual budget of the registrant, if not previously filed, as presented to its legislative body. This document need not be translated into English.
The annual budget for the Registrant as set forth in the Program Document for 2008-2011 (Documento di Programmazione Economica e Finanziaria per gli anni 2008-2011 — DPEF), dated June 28, 2007, filed in electronic format under this Form 18-K, and in the Update to the Program Document for 2008-2011 (Nota di Aggiornamento al Documento di Programmazione Economico-Finanziaria per gli anni 2008-2011) and the Annual Program Report for 2008 (Relazione Previsionale e Programmatica per il 2008), each dated September 28, 2007 and filed in paper format under cover of Form SE on April 23, 2008.
(d)	The registrant may file such other exhibits as it may desire, marking them so as to indicate clearly the items to which they refer.
Description of The Republic of Italy.
This annual report comprises:
(a)	Pages numbered i to vi consecutively.

(b)	The following exhibits:
Exhibit (a) — None.
Exhibit (b) — None.
Exhibit (c) — The annual budget for the Registrant as set forth in the Program Document for 2008-2011 (Documento di Programmazione Economica e Finanziaria per gli anni 2008-2011 — DPEF), dated June 28, 2007, filed in electronic format under this Form 18-K, and in the Update to the Program Document for 2008-2011 (Nota di Aggiornamento al Documento di Programmazione Economico-Finanziaria per gli anni 2008-2011) and the Annual Program Report for 2008 (Relazione Previsionale e Programmatica per il 2008), each dated September 28, 2007 and filed in paper format under cover of Form SE on April 23, 2008.
Exhibit (d) — Description of The Republic of Italy.
This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions Thereof.

v

SIGNATURE
     Pursuant to the requirements of the United States Securities Exchange Act of 1934, the registrant Republic of Italy has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rome, Italy on April 23, 2008.

REPUBLIC OF ITALY
By:	/s/ Maria Cannata
	Name:	Dott.ssa Maria Cannata
	Title:	Director General — Treasury Department — Directorate II Ministry of Economy and Finance

EXHIBIT INDEX

Exhibit	Description	Page No.
(c)	The annual budget for the Registrant as set forth in the Program Document for 2008-2011 (Documento di Programmazione Economica e Finanziaria per gli anni 2008-2011 — DPEF), dated June 28, 2007, and the Update to the Program Document for 2008-2011 (Nota di Aggiornamento al Documento di Programmazione Economico-Finanziaria per gli anni 2008-2011) and the Annual Program Report for 2008 (Relazione Previsionale e Programmatica per il 2008), each dated September 28, 2007 and filed in paper format under cover of Form SE on April 23, 2008.

(d)	Description, dated December 31, 2006, of The Republic of Italy